# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SmartRent, Inc., CIK 0001837014
CUSIP: 83193G107
Title of class of securities: Class A Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 8665 E. Hartford Drive, Suite 200, Scottsdale, Arizona (AZ), 85255
Date of event which requires filing of this statement: 06/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002075403

## Reporting persons
- RET Ventures Strategic Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,291,996; sole dispositive power 0; shared dispositive power 4,291,996; aggregate amount beneficially owned 4,291,996 (2.3% of the class)
  Comment: The amounts set forth in lines 6, 8 and 9 represent shares of Class A Common Stock, par value $0.0001 per share ("Common Stock") of SmartRent, Inc., a Delaware corporation (the "Issuer"). The percentage set forth in line 13 is based upon 188,178,506 shares of Common Stock outstanding as of May 5, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 7, 2025.
  
  Includes 4,291,996 shares of Common Stock held directly by RET Ventures Strategic Fund, L.P. ("RETV Strategic Fund LP"). RET Ventures Strategic Fund GP, LLC serves as the sole general partner of RETV Strategic Fund LP. As such, RET Ventures Strategic Fund GP, LLC possesses power to direct the voting and disposition of these shares and may be deemed to have indirect beneficial ownership of these shares. RET Ventures Strategic Fund GP, LLC owns no securities of the Issuer directly.
- RET Ventures Associates III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 88,415; sole dispositive power 0; shared dispositive power 88,415; aggregate amount beneficially owned 88,415 (0% of the class)
  Comment: The amounts set forth in line 6, 8 and 9 represent shares of Common Stock of the Issuer. The percentage set forth in line 11 is based upon 188,178,506 shares of Common Stock outstanding as of May 5, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
  
  Includes 88,415 shares of Common Stock held directly by RET Ventures Associates III, L.P. ("RETV Associates III"). RET Ventures III GP, LLC serves as the sole general partner of RETV Associates III. As such, RET Ventures III GP, LLC possesses power to direct the voting and disposition of these shares and may be deemed to have indirect beneficial ownership of these shares. RET Ventures III GP, LLC owns no securities of the Issuer directly.
- RET Ventures Affiliates III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 76,398; sole dispositive power 0; shared dispositive power 76,398; aggregate amount beneficially owned 76,398 (0% of the class)
  Comment: The amounts set forth in lines 6, 8 and 9 represent shares of Common Stock of the Issuer. The percentage set forth in line 11 is based upon 188,178,506 shares of Common Stock outstanding as of May 5, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
  
  Includes 76,398 shares of Common Stock held directly by RET Ventures Affiliates III, L.P. ("RETV Affiliates III"). RET Ventures III GP, LLC serves as the sole general partner of RETV Affiliates III. As such, RET Ventures III GP, LLC possesses power to direct the voting and disposition of these shares and may be deemed to have indirect beneficial ownership of these shares. RET Ventures III GP, LLC owns no securities of the Issuer directly.
- RET Ventures III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,127,184; sole dispositive power 0; shared dispositive power 4,127,184; aggregate amount beneficially owned 4,127,184 (2.2% of the class)
  Comment: The amounts set forth in lines 6, 8 and 9 represent shares of Common Stock of the Issuer. The percentage set forth in line 13 is based upon 188,178,506 shares of Common Stock outstanding as of May 5, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
  
  Includes 4,127,184 shares of Common Stock held directly by RET Ventures III, L.P. ("RETV III LP"). RET Ventures III GP, LLC serves as the sole general partner of RETV III LP. As such, RET Ventures III GP, LLC possesses power to direct the voting and disposition of these shares and may be deemed to have indirect beneficial ownership of these shares. RET Ventures III GP, LLC owns no securities of the Issuer directly.
- RET Ventures Strategic Fund GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,291,996; sole dispositive power 0; shared dispositive power 4,291,996; aggregate amount beneficially owned 4,291,996 (2.3% of the class)
  Comment: The amounts set forth in line 6, 8 and 9 represent shares of Common Stock of the Issuer. The percentage set forth in line 11 is based upon 188,178,506 shares of Common Stock outstanding as of May 5, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
  
  Includes 4,291,996 shares of Common Stock held directly by RETV Strategic Fund LP. RET Ventures Strategic Fund GP, LLC serves as the sole general partner of RETV Strategic Fund LP. As such, RET Ventures Strategic Fund GP, LLC possesses power to direct the voting and disposition of these shares and may be deemed to have indirect beneficial ownership of these shares. RET Ventures Strategic Fund GP, LLC owns no securities of the Issuer directly. John Helm and Christopher Yip serve as Managing Directors of RET Ventures Strategic Fund GP, LLC. As such, Helm and Yip possess power to direct the voting and disposition of these shares and may be deemed to have indirect beneficial ownership of these shares.
- RET Ventures III GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,291,997; sole dispositive power 0; shared dispositive power 4,291,997; aggregate amount beneficially owned 4,291,997 (2.3% of the class)
  Comment: The amounts set forth in line 6, 8 and 9 represent shares of Common Stock of the Issuer. The percentage set forth in line 11 is based upon 188,178,506 shares of Common Stock outstanding as of May 5, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
  
  Includes (i) 4,127,184 shares of Common Stock held directly by RETV III LP, (ii) 76,398 shares of Common Stock held directly by RETV Affiliates III and (iii) 88,415 shares of Common Stock held directly by RETV Associates III. RET Ventures III GP, LLC serves as the sole general partner of each of RETV III LP, RETV Affiliates III and RETV Associates III. As such, RET Ventures III GP, LLC possesses power to direct the voting and disposition of these shares and may be deemed to have indirect beneficial ownership of these shares. RET Ventures III GP, LLC owns no securities of the Issuer directly. John Helm and Christopher Yip serve as Managing Directors of RET Ventures III GP, LLC. As such, Helm and Yip possess power to direct the voting and disposition of these shares and may be deemed to have indirect beneficial ownership of these shares.
- John Helm: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,992,335; shared voting power 8,583,993; sole dispositive power 2,992,335; shared dispositive power 8,583,993; aggregate amount beneficially owned 11,576,328 (6.2% of the class)
  Comment: The amounts set forth in line 5, 6, 7, 8 and 9 represent shares of Common Stock of the Issuer. The percentage set forth in line 11 is based upon 188,178,506 shares of Common Stock outstanding as of May 5, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
  
  Includes (i) 4,127,184 shares of Common Stock held directly by RETV III LP, (ii) 4,291,996 shares of Common Stock held directly by RETV Strategic Fund LP, (iii) 76,398 shares of Common Stock held directly by RETV Affiliates III, (iv) 88,415 shares of Common Stock held directly by RETV Associates III and (v) 2,992,335 shares of Common Stock held directly by John Helm. RET Ventures Strategic Fund GP, LLC serves as the sole general partner of RETV Strategic Fund LP. As such, RET Ventures Strategic Fund GP, LLC possesses power to direct the voting and disposition of the RETV Strategic Fund LP shares and may be deemed to have indirect beneficial ownership of the RETV Strategic Fund LP shares. RET Ventures Strategic Fund GP, LLC owns no securities of the Issuer directly. RET Ventures III GP, LLC serves as the general partner of each of RETV III LP, RETV Affiliates III and RETV Associates III. As such, RET Ventures III GP, LLC possesses power to direct the voting and disposition of the RETV III LP, RETV Affiliates III and RETV Associates III shares and may be deemed to have indirect beneficial ownership of the RETV III LP, RETV Affiliates III and RETV Associates III shares. RET Ventures III GP, LLC owns no securities of the Issuer directly. John Helm and Christopher Yip serve as Managing Directors of RET Ventures Strategic Fund GP, LLC and RET Ventures III GP, LLC. As such, Helm and Yip possess power to direct the voting and disposition of these shares and may be deemed to have indirect beneficial ownership of these shares.
- Christopher Yip: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 938,939; shared voting power 8,583,993; sole dispositive power 938,939; shared dispositive power 8,583,993; aggregate amount beneficially owned 9,522,932 (5.1% of the class)
  Comment: The amounts set forth in line 5, 6, 7, 8 and 9 represent shares of Common Stock of the Issuer. The percentage set forth in line 13 is based upon 188,178,506 shares of Common Stock outstanding as of May 5, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025.
  
  Includes (i) 4,127,184 shares of Common Stock held directly by RETV III LP, (ii) 4,291,996 shares of Common Stock held directly by RETV Strategic Fund LP, (iii) 76,398 shares of Common Stock held directly by RETV Affiliates III, (iv) 88,415 shares of Common Stock held directly by RETV Associates III and (v) 938,939 shares of Common Stock held directly by Christopher Yip. RET Ventures Strategic Fund GP, LLC serves as the sole general partner of RETV Strategic Fund LP. As such, RET Ventures Strategic Fund GP, LLC possesses power to direct the voting and disposition of the RETV Strategic Fund LP shares and may be deemed to have indirect beneficial ownership of the RETV Strategic Fund LP shares. RET Ventures Strategic Fund GP, LLC owns no securities of the Issuer directly. RET Ventures III GP, LLC serves as the general partner of each of RETV III LP, RETV Affiliates III and RETV Associates III. As such, RET Ventures III GP, LLC possesses power to direct the voting and disposition of the RETV III LP, RETV Affiliates III and RETV Associates III shares and may be deemed to have indirect beneficial ownership of the RETV III LP, RETV Affiliates III and RETV Associates III shares. RET Ventures III GP, LLC owns no securities of the Issuer directly. John Helm and Christopher Yip serve as Managing Directors of RET Ventures Strategic Fund GP, LLC and RET Ventures III GP, LLC. As such, Helm and Yip possess power to direct the voting and disposition of these shares and may be deemed to have indirect beneficial ownership of these shares.

## Item 1. Issuer
Name of issuer: SmartRent, Inc.
Address of issuer's principal executive offices: 8665 E. Hartford Drive, Suite 200 Scottsdale, AZ, 85255

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by RET Ventures Strategic Fund, L.P. ("RETV Strategic Fund"), RET Ventures Associates III, L.P. ("RETV Associates III"), RET Ventures Affiliates III, L.P. ("RETV Affiliates III"), RET Ventures III, L.P. ("RETV III LP"), RET Ventures Strategic Fund GP, LLC, RET Ventures III GP, LLC, John Helm ("Helm") and Christopher Yip ("Yip" and, with RETV Strategic Fund, RETV Associates III, RETV Affiliates III, RETV III LP, RET Ventures Strategic Fund GP, LLC, RET Ventures III GP, LLC and Helm, collectively, the "Reporting Persons"). By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" for the purpose of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein, except to the extent such Reporting Person expressly disclaims voting or dispositive power with respect to such securities.
Address of principal business office or, if none, residence: 136 Heber Ave, Suite 304, Park City, UT 84060.
Citizenship: Each of RETV Strategic Fund, RETV Associates III, RETV Affiliates III, RETV III LP, RET Ventures Strategic Fund GP, LLC and RET Ventures III GP, LLC was organized in the state of Delaware and each of the individuals is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,515,267
Percent of class: 6.7
Sole power to vote or to direct the vote: See line 5 of cover sheets
Shared power to vote or to direct the vote: See line 6 of cover sheets
Sole power to dispose or to direct the disposition: See line 7 of cover sheets
Shared power to dispose or to direct the disposition: See line 8 of cover sheets

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- RET Ventures Strategic Fund, L.P.: By: RET Ventures Strategic Fund GP, LLC, its General Partner By: /s/ John Helm, John Helm/Managing Director (07/01/2025)
- RET Ventures Associates III, L.P.: By: RET Ventures GP III, LLC, its General Partner By: /s/ John Helm, John Helm/Managing Director (07/01/2025)
- RET Ventures Affiliates III, L.P.: By: RET Ventures GP III, LLC, its General Partner By: /s/ John Helm, John Helm/Managing Director (07/01/2025)
- RET Ventures III, L.P.: By: RET Ventures GP III, LLC, its General Partner By: /s/ John Helm, John Helm/Managing Director (07/01/2025)
- RET Ventures Strategic Fund GP, LLC: By: /s/ John Helm, John Helm/Managing Director (07/01/2025)
- RET Ventures III GP, LLC: By: /s/ John Helm, John Helm/Managing Director (07/01/2025)
- John Helm: /s/ John Helm, John Helm (07/01/2025)
- Christopher Yip: /s/ Christopher Yip, Christopher Yip (07/01/2025)